Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898


[GRAPHIC OMITTED]                                                 PRESS RELEASE

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                      DSET Ships New Number-Porting Gateway

          Provides Capabilities to Implement Latest Industry Standards

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Bridgewater, NJ - January 28, 2002 - (Nasdaq: DSET) - DSET Corporation today announced shipment of the latest version of its ezNumberPort electronic-bonding gateway. ezNumberPort enables local number portability (LNP) by automating interconnection between competitive service providers and the eight regional Number Portability Administration Centers (NPACs) in the United States and Canada. The new gateway is already scheduled for installation at two current DSET clients serving the northeastern and southeastern U.S.

Mandated by the Telecommunications Act of 1996, LNP allows a customer switching from an incumbent carrier to a competitive local service provider to keep the same telephone number. This requires that the incumbent carrier and the customer's new provider exchange data with one or more NPACs. Widely deployed by competitive providers in the United States, ezNumberPort helps a provider automate activation of local service at ported numbers by electronically interconnecting with the appropriate NPACs, which are managed by NeuStar, Inc.

The new ezNumberPort gateway conforms to the current version (3.1) of the NPAC SMS Interoperable Interface Specification issued by the North American Numbering Council (NANC). It is also compatible with previous releases of the NANC specifications. As certified for conformance with NANC 3.1, ezNumberPort now offers capabilities that include automated porting of groups of numbers and numbers within a specified range.

A very significant ezNumberPort benefit is that it provides a cost-effective alternative to the generic NPAC interface for downloading reports about pending number ports, which could be tens of thousands annually for a successful competitive carrier. Regularly downloading these reports allows a service provider to manage operations much more efficiently and economically. For example, notification of numbers scheduled for porting to a competitor can be used to trigger efforts focused on retaining customers or minimizing customer churn.

"DSET has been a leader in LNP technology ever since it became part of the telecom infrastructure of the U.S," said Jeff Gill, DSET's vice president, professional services. "DSET software was used to develop NPAC systems in use today, and the successive

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releases of our ezNumberPort gateway have made it increasingly easy for competitive providers to turn on the ported numbers of customers they've won from the incumbents. Our product-development and customer engineering teams continue to demonstrate DSET's commitment to providing our production customers with essential LNP capabilities and to offering potential customers the best solution available for bonding electronically with the NPACs."

In recognition of the telecom industry's challenging fiscal environment, DSET continues to offer the broadest suite of interconnection gateways to its existing 31 production customers as well as to other interested service providers in the United States under three distinct pricing models: a perpetual license, a monthly rental program and/or a hosted implementation via BizTelOne's clearinghouse. Detailed information about DSET's gateway offerings can be obtained by sending e-mail to info@dset.com.

About DSET

DSET Corporation is a supplier of electronic-bonding gateways that enable communications providers to implement electronic Trading Partner Networks
(TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. The company also offers provisioning and activation solutions for IP-based services such as virtual private networks (VPNs) at a fraction of the cost and time of conventional methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500 Ext.
                 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net


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DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus is filed with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement/prospectus.


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